================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

[ X ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  For the plan year ended December 31, 1997

                                       OR

[   ]             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from ______ to _____

Commission file number 001-13777

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GETTY REALTY CORP.
                           RETIREMENT AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GETTY REALTY CORP.
                           125 Jericho Turnpike
                           Jericho, New York   11753

================================================================================

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

         1.       Financial Statements:

                       Report of Independent Accountants

                       Statements of Net Assets Available for Plan
                        Benefits as of December 31, 1997 and 1996

                       Statement of Changes in Net Assets Available for Plan
                        Benefits for the elevem months ended December 31, 1997

                       Notes to Financial Statements

                  Supplemental Schedules:

                       Schedule of Assets Held for Investment Purposes as
                        of December 31, 1997

                       Schedule of Reportable Transactions for the eleven months
                        ended December 31, 1997

         2.       Exhibits:  None

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                           GETTY REALTY CORP.
                                            RETIREMENT AND
                                            PROFIT SHARING PLAN


Dated:  June 11, 1998

                                           By: Getty Realty Corp.
                                               Retirement Plan Committee
                                               and Plan Administrator



                                           By: /s/ Leo Liebowitz
                                               -----------------
                                               Leo Liebowitz



                                           By: /s/ John J. Fitteron
                                               --------------------
                                               John J. Fitteron



                                           By: /s/ Randy Young Filip
                                               ---------------------
                                               Randi Young Filip

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements

                        as of December 31, 1997 and 1996
                    and for the year ended December 31, 1997

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------


                                                                          PAGE
                                                                          ----

Report of Independent Accountants                                         2 - 3

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
  as of December 31, 1997 and 1996                                          4

 Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1997                             5

 Notes to Financial Statements                                            6 - 11

Supplemental Schedules:
 Schedule G (Form 5500), Part I - Schedule of Assets Held
                                  for Investment Purposes as
                                  of December 31, 1997                      *

 Schedule G (Form 5500), Part V - Schedule of Reportable
                                  Transactions for the year
                                  ended December 31, 1997                   *







*Refer to Schedule G of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 1997 which material is incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Retirement Committee of the Getty Realty
  Corp. Retirement and Profit Sharing Plan:

        We have audited the financial statements of the GETTY REALTY CORP. RETIREMENT AND PROFIT SHARING PLAN, as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Coopers & Lybrand L.L.P.
New York, New York
June 11, 1998.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
              Statement of Net Assets Available for Plan Benefits
                             as of December 31, 1997
                                 (in thousands)

                                                                 1997
                           -------------------------------------------------------------------------------------
                                                                           MassMutual Destiny
                            Fixed   MassMutual    Getty       --------------------------------------------------
                           Income  Core Equity  Common Stock  Conservative   Moderate    Aggressive   All Equity
                           Fund A    Fund B        Fund C        Fund D       Fund E       Fund F       Fund G
                           ------    ------        ------        ------       ------       ------       ------
Assets:
 Investments, at fair
  value (Note 3)          $6,128      $835        $1,323          $138          $77           $7         $159

 Employee loans                0         0             0             0            0            0            0

 Contributions
  receivable:
   Employer                   17         5             4             0            2            0            3
   Employee                   13         2             1             0            6            0            1
                          -------    -----        ------         -----         ----         ----         ----
                              30         7             5             0            8            0            4

 Cash                          0         0             2             0            0            0            0
                          -------    -----        ------         -----         ----         ----         ----

Net assets available
 for plan benefits        $6,158      $842        $1,330          $138          $85           $7         $163
                          =======    =====        ======         =====         ====         ====         ====




                               GETTY REALTY CORP.
                 RETIREMENT AND PROFIT SHARING PLAN (Continued)
              Statement of Net Assets Available for Plan Benefits
                             as of December 31, 1997
                                 (in thousands)

                                                              1997
                           -------------------------------------------------------------------------
                            Fidelity    T. Rowe Price   20th Century
                           Contrafund    New Horizons       Ultra
                             Fund H         Fund I         Fund J       Loans   In-Transit    Total
                             ------         ------         ------       -----   ----------    -----
Assets:
 Investments, at fair
  value (Note 3)             $37             $17             $14         $0         $0       $8,735

 Employee loans                0               0               0         32          0           32

 Contributions
  receivable:
   Employer                    2               1               0          0          0           34
   Employee                    0               0               0          0          0           23
                          ------          ------          ------     ------      -----       ------
                               2               1               0          0          0           57

 Cash                          0               0               0          0          4            6
                          ------          ------          ------     ------      -----       ------

Net assets available
 for plan benefits           $39             $18             $14        $32         $4       $8,830
                          ======          ======          ======     ======      =====       ======


                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
               Statement of Net Assets Available for Plan Benefits
                        as of December 31, 1996
                                 (in thousands)

                                                                          1996
                         ----------------------------------------------------------------------------------------------
                                                                                 MassMutual Destiny
                             Fixed    MassMutual       Getty      -----------------------------------------------------
                             Income   Core Equity   Common Stock   Conservative   Moderate   Aggressive    All Equity
                             Fund A      Fund B        Fund C         Fund D       Fund E      Fund F        Fund G
                             ------      ------        ------         ------       ------      ------        ------
Assets:
 Investments, at fair
  value (Note 3)            $15,241      $2,090       $1,872           $208         $465        $216           $340

 Employee loans                   0           0            0              0            0           0              0

 Contributions
  receivable:
   Employer                     110          20           16              1            6           8              9
   Employee                      76          10            9              1            4           4              4
                            -------      ------       ------           ----         ----        ----           ----
                                186          30           25              2           10          12             13

 Cash                             0           0           15              0            0           0              0
                            -------      ------       ------           ----         ----        ----           ----

Net assets available
 for plan benefits          $15,427      $2,120       $1,912           $210         $475        $228           $353
                            =======      ======       ======           ====         ====        ====           ====


                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN (Continued)
               Statement of Net Assets Available for Plan Benefits
                        as of December 31, 1996
                                 (in thousands)

                                                                1996
                         ------------------------------------------------------------------------------------
                           Fidelity     T. Rowe Price    20th Century
                          Contrafund    New Horizons        Ultra
                            Fund H         Fund I           Fund J         Loans      In-Transit       Total
                            ------         ------           ------         -----      ----------       -----
Assets:
 Investments, at fair
  value (Note 3)             $193            $182              $91            $0            $0        $20,898

 Employee loans                 0               0                0           311             0            311

 Contributions
  receivable:
   Employer                     5               4                2             0             0            181
   Employee                     2               3                2             0             0            115
                           ------          ------           ------         -----         -----        -------
                                7               7                4             0             0            296

 Cash                           0               0                0             0             4             19
                           ------          ------           ------         -----         -----        -------

Net assets available
 for plan benefits           $200            $189              $95          $311            $4        $21,524
                           ======          ======           ======        ======         =====        =======

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 1997
                                 (in thousands)

                                                                                       MassMutual Destiny
                                      Fixed  MassMutual      Getty       ----------------------------------------------------
                                     Income  Core Equity  Common Stock   Conservative   Moderate    Aggressive    All Equity
                                     Fund A    Fund B        Fund C         Fund D       Fund E       Fund F        Fund G
                                     ------    ------        ------         ------       ------       ------        ------
Contributions:
 Employer                               $86         $17           $8            $1          $6           $3            $8
 Employee                               211          33           12             2          18            7            18
                                     ------     -------      -------       -------     -------      -------       -------

                                        297          50           20             3          24           10            26
                                     ------     -------      -------       -------     -------      -------       -------

Rollovers                                 2           0            0             0           0            0             0

Investment income:
 Interest and dividend income           716          31           10             8           5            0            13
 Net appreciation (depreciation)
  of investments                          0         448          922            12          26           19            44
                                     ------     -------      -------       -------     -------      -------       -------

                                        716         479          932            20          31           19            57
                                     ------     -------      -------       -------     -------      -------       -------

Transfers from (to) other funds, net    153         171          (48)          (34)       (296)         (27)          (13)

Transfers to Getty Petroleum
 Marketing Inc. Retirement and
 Profit Sharing Plan (Note 6)        (8,412)     (1,978)      (1,486)          (61)       (149)        (223)         (260)

Withdrawals                          (2,025)          0            0             0           0            0             0
                                     ------     -------      -------       -------     -------      -------       -------

Net reductions                       (9,269)     (1,278)        (582)          (72)       (390)        (221)         (190)

Net assets available for plan
 benefits as of January 1, 1997      15,427       2,120        1,912           210         475          228           353
                                     ------     -------      -------       -------     -------      -------       -------

Net assets available for plan
 benefits as of December 31, 1997    $6,158        $842       $1,330          $138         $85           $7          $163
                                     ======     =======      =======       =======     =======      =======       =======




                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN (Continued)
         Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 1997
                                 (in thousands)

                                      Fidelity    T. Rowe Price   20th Century
                                      Contrafund   New Horizons       Ultra
                                        Fund H        Fund I          Fund J    Loans    In-transit    Total
                                        ------        ------          ------    -----    ----------    -----

Contributions:
 Employer                                  $6             $2             $1         $0          $0       $138
 Employee                                   9              4              2          0           0        316
                                       ------        -------        -------    -------     -------    -------

                                           15              6              3          0           0        454
                                       ------        -------        -------    -------     -------    -------

Rollovers                                   0              0              0          0           0          2

Investment income:
 Interest and dividend income               7              0              3          3           3        799
 Net appreciation (depreciation)
  of investments                           10             (6)             5          0           0      1,480
                                       ------        -------        -------    -------     -------    -------

                                           17             (6)             8          3           3      2,279
                                       ------        -------        -------    -------     -------    -------

Transfers from (to) other funds, net       79              3             16         (1)         (3)         0

Transfers to Getty Petroleum
 Marketing Inc. Retirement and
 Profit Sharing Plan (Note 6)            (272)          (174)          (108)      (272)          0    (13,395)

Withdrawals                                 0              0              0         (9)          0     (2,034)
                                       ------        -------        -------    -------     -------    -------

Net reductions                           (161)          (171)           (81)      (279)          0    (12,694)

Net assets available for plan
 benefits as of January 1, 1997           200            189             95        311           4     21,524
                                       ------        -------        -------    -------     -------    -------

Net assets available for plan
 benefits as of December 31, 1997         $39            $18            $14        $32          $4     $8,830
                                       ======        =======        =======    =======     =======    =======



                             See accompanying notes.

                                       -5-

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan
    -------------------

          The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

          The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Realty Corp., known prior to March 31, 1997 as Getty Petroleum Corp., and its wholly-owned subsidiaries (the "Company"), who have completed one year of service, except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company (see Note
6). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

          Employees may make voluntary contributions to the Plan in an amount up to 6% of their compensation and the Company matches an amount equal to 50% of such employee contributions. Under the Plan, employees may make additional contributions amounting to 9% of compensation which are not matched by the Company. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

          Contributions to the Plan, including the employer match, may be invested in ten available investment funds allocated in multiples of 5% at the election of the employee as follows:

          Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (7.27% and 7.37% average interest rates for the years ended December 31, 1997 and 1996, respectively).

          Fund B, The Core Equity Fund, holds units in the MassMutual Value Equity Fund, a MassMutual Institutional Fund, which invests in stocks of large U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

          Fund C, The Getty Common Stock Fund, consists of common stock of the Company and also includes common stock of Getty Petroleum Marketing Inc. ("Marketing") resulting from

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

the spin-off of the Company's petroleum marketing business to its stockholders. Participants that were invested in the Fund on March 21, 1997 were allocated one share of Marketing common stock for each share of Company common stock then held in the Fund (see Note 6). The Plan does not provide for the acquisition of additional shares of Marketing common stock. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

          Funds D through G are four Destiny Asset Allocation Funds which were added to the Plan in April 1995. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and All Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated, within targeted ranges, among a series of six MassMutual Institutional Funds and two funds managed by Oppenheimer Funds, Inc. The MassMutual Institutional funds include an international stock fund, a small U.S. stock fund, a large U.S. stock fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Oppenheimer funds include a value and growth fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

          Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

          Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

          Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

          Fund G, The All Equity Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks.

          Funds H through J are three funds which were added to the Plan in October 1996. These funds hold units in independently managed mutual funds. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in pooled separate investment accounts which are not guaranteed as to either principal or a stated rate of investment return.

          Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

          Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T. Rowe Price with a focus on growth over the long term.

          Fund J, The Ultra Fund, holds shares of Twentieth Century Ultra Investors, a mutual fund which takes an aggressive strategy, investing mainly in common stocks considered to have better-than-average prospects for appreciation. The portfolio emphasizes small to medium size companies with a current median capitalization of $2 billion. The portfolio for the underlying fund is managed by Twentieth Century Investors Research Corporation with a focus on growth over the long term.

          Under the loan provision, which became effective in April 1995, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the Plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. As of January 1, 1998, loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

          Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

                      Years of Service          Percent Vested

                      2 years                         20%
                      3 years                         40
                      4 years                         60
                      5 years                         80
                      6 or more years                100

          Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

2.  Summary of significant accounting policies

          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

          The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund is valued at published market prices.

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


3.  Investments

          The following summarizes the Plan's investments as of December 31, 1997 and 1996 (in thousands):
                                            1997                   1996
                                            ----                   ----
                                               Historical             Historical
                                   Fair Value      Cost    Fair Value    Cost
                                   ----------      ----    ----------    ----
Fund A:
 Fixed Income Investment
  Fund (a)(b)                        $ 6,128    $ 6,128      $15,241   $15,241

Fund B:
 Core Equity Fund (a)(b)                 835        494        2,090     1,263

Fund C:
 Getty Realty Corp.,
  Common Stock,
  $.10 par value (b)(c)                1,070        586        1,872     1,760

 Getty Petroleum Marketing Inc.,
  Common Stock,
  $.01 par value (d)                     253        167            -         -

Fund D:
 Destiny Asset Allocation
  Fund - Conservative (a)                138        112          208       191

Fund E:
 Destiny Asset Allocation
  Fund - Moderate (a)                     77         65          465       434

Fund F:
 Destiny Asset Allocation
  Fund - Aggressive (a)                    7          6          216       192

Fund G:
 Destiny Asset Allocation
  Fund - All Equity (a)                  159        130          340       292

Fund H:
 Contrafund Fund (a)                      37         36          193       185

Fund I:
 New Horizons Fund (a)                    17         18          182       180

Fund J:
 Ultra Fund (a)                           14         14           91        94
                                          --         --       ------   -------

                                     $ 8,735    $ 7,756      $20,898   $19,832
                                     =======    =======      =======   =======

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


(a)       Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $22.125 per share and $16.25 per share as of December 31, 1997 and 1996, respectively (see Note 6).

(d) The market value of Marketing's common stock was $5.3125 as of December 31, 1997 (see Note 6).


4.  Termination Priorities
    ----------------------

          While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status
    -----------------

          On March 18, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.


6.  Spin-off
    --------

          On March 21, 1997, the Company effected the spin-off of its petroleum marketing business to its stockholders. The Company retained its real estate business and the Pennsylvania and Maryland home heating oil business, and leased most of its properties on a long-term net basis to the distributed company, which is named Getty Petroleum Marketing Inc.

          Stockholders of record of the Company on March 21, 1997 received a tax-free dividend of one share of Marketing common stock for each share of common stock of the Company. Accordingly, participants that were invested in Fund C of the Plan were allocated one share of Marketing common stock for each share of common stock of the Company held in their account.

          Marketing established the Getty Petroleum Marketing Inc. Retirement and Profit Sharing Plan ("Marketing Plan") to cover all participants who became employees of Marketing. In connection therewith, $13,395,000 of assets were transferred from the Plan to the Marketing Plan representing the account balances of the Company's employees joining Marketing who were participants in the Plan prior to the spin-off. The Marketing Plan contains the same provisions as the Plan.

                             SUPPLEMENTAL SCHEDULES


                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1997 FORM 5500

                SCHEDULE G - PART I - SCHEDULE OF ASSETS HELD FOR
                   INVESTMENT PURPOSES AS OF DECEMBER 31, 1997
                                 (in thousands)


(a)                  (b)                              (c)                     (d)         (e)
---                  ---                              ---                     ---         ---

                                           DESCRIPTION OF INVESTMENT
                                            INCLUDING MATURITY DATE,
          IDENTITY OF ISSUE, BORROWER,     RATE OF INTEREST, COLLATERAL,                 CURRENT
           LESSOR, OR SIMILAR PARTY           PAR, OR MATURITY VALUE           COST       VALUE
-------------------------------------------------------------------------------------------------
 1   (*)  MASSACHUSETTS MUTUAL LIFE         FIXED INCOME INVESTMENT
           INSURANCE COMPANY                 FUND                            $6,128      $6,128

 2   (*)  MASSACHUSETTS MUTUAL LIFE         CORE EQUITY FUND
           INSURANCE COMPANY                                                    494         835

 3   (*)  GETTY REALTY CORP.                COMMON STOCK,
                                             $.10 PAR VALUE                     586       1,070

 4   (*)  GETTY PETROLEUM                   COMMON STOCK,
           MARKETING INC.                    $.01 PAR VALUE                     167         253

 5   (*)  MASSACHUSETTS MUTUAL LIFE         DESTINY ASSET ALLOCATION
           INSURANCE COMPANY                 FUND - CONSERVATIVE                112         138

 6   (*)  MASSACHUSETTS MUTUAL LIFE         DESTINY ASSET ALLOCATION
           INSURANCE COMPANY                 FUND - MODERATE                     65          77

 7   (*)  MASSACHUSETTS MUTUAL LIFE         DESTINY ASSET ALLOCATION
           INSURANCE COMPANY                 FUND - AGGRESSIVE                    6           7

 8   (*)  MASSACHUSETTS MUTUAL LIFE         DESTINY ASSET ALLOCATION
           INSURANCE COMPANY                 FUND - ALL EQUITY                  130         159

 9   (*)  MASSACHUSETTS MUTUAL LIFE
           INSURANCE COMPANY                FIDELITY CONTRAFUND FUND             36          37

 10  (*)  MASSACHUSETTS MUTUAL LIFE         T. ROWE PRICE NEW
           INSURANCE COMPANY                 HORIZONS FUND                       18          17

 11  (*)  MASSACHUSETTS MUTUAL LIFE         TWENTIETH CENTURY
           INSURANCE COMPANY                 ULTRA FUND                          14          14

 12  (*)  PARTICIPANT LOANS                 LOANS TO PLAN PARTICIPANTS
                                            WITH MATURITY DATES THROUGH
                                            2010, BEARING INTEREST
                                            FROM 9.5 % TO 10.0 % AND SECURED
                                            BY THE PARTICIPANT'S VESTED
                                            ACCOUNT BALANCE                       -          32



     (*)  DENOTES PARTY IN INTEREST.


                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1997 FORM 5500

                  SCHEDULE G - PART V - SCHEDULE OF REPORTABLE
                TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (in thousands)



        (a)                  (b)                 (c)       (d)        (e)        (f)          (g)            (h)           (i)
        ---                  ---                 ---       ---        ---        ---          ---            ---           ---

                                                                                                           CURRENT
                                                                                EXPENSE                 VALUE OF ASSET
    IDENTITY OF        DESCRIPTION OF         PURCHASE   SELLING     LEASE   INCURRED WITH   COST OF    ON TRANSACTION    NET GAIN
  PARTY INVOLVED            ASSET               PRICE     PRICE     RENTAL    TRANSACTION     ASSET          DATE        OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS        DEPOSITS AND TRANSFERS
MUTUAL LIFE          INTO THE FIXED INCOME     $2,780                                                        $2,780
INSURANCE COMPANY    INVESTMENT FUND


MASSACHUSETTS        DISBURSEMENTS AND
MUTUAL LIFE          TRANSFERS OUT OF                    $13,117                             $13,117        $13,117
INSURANCE COMPANY    THE FIXED INCOME
                     INVESTMENT FUND

MASSACHUSETTS        DISBURSEMENTS AND
MUTUAL LIFE          TRANSFERS OUT OF                     $2,291                              $2,291         $2,291
INSURANCE COMPANY    THE CORE EQUITY FUND

GETTY PETROLEUM      TRANSFER OF 65,860
MARKETING INC.       SHARES OF GETTY REALTY               $1,120                              $1,120         $1,120
RETIREMENT AND       CORP COMMON STOCK OUT
PROFIT SHARING PLAN  OF THE GETTY COMMON
                     STOCK FUND
